UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BROADSOFT, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

11133B 40 9
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 11133B409	13G

Schedule 13G

Item 1(a).	Name of Issuer: BroadSoft, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

9737 Washingtonian Blvd, Suite 350, Gaithersburg, Maryland 20878.

Item 2(a).	Names of Persons Filing:

Grotech Partners VI, L.P. (“Grotech Partners”); Grotech Capital Group VI, LLC (“Grotech Capital”), which is the sole general partner of Grotech Partners; Frank A. Adams (“Adams”) and Joseph R. Zell (“Zell”) (each a “General Partner” and collectively, the “General Partners”). The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

230 Schilling Circle, Suite 362, Hunt Valley, Maryland 21031.

Item 2(c).	Citizenship:

Grotech Partners is a limited partnership organized under the laws of the State of Delaware. Grotech Capital is a limited liability company organized under the laws of the State of Delaware.  Each General Partner is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Common Stock”).

Item 2(e).	CUSIP Number:

11133B409

Item 3.	If this statement is filed pursuant to Rule §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

Page 2 of 6 Pages

CUSIP No. 11133B409	13G

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent or more of the Issuer’s outstanding Common Stock.

Materials to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding Schedule 13G filings.

Page 3 of 6 Pages

CUSIP No. 11133B409	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 10, 2012

GROTECH PARTNERS VI, L.P

By:          Grotech Capital Group VI, LLC
its General Partner

By:                            *
Frank A. Adams
General Partner

GROTECH CAPITAL GROUP VI, LLC

By:                            *
Frank A. Adams
General Partner

                   *
Frank A. Adams

                   *
Joseph R. Zell

* By: /s/ Charles P. Cullen Charles P. Cullen as Attorney-in-Fact
_____________________________________________________________________________

This Amendment No. 1 to Schedule 13G was executed by Charles P. Cullen on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

Page 4 of 6 Pages

CUSIP No. 11133B409	13G

Exhibit 1
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of BroadSoft, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 10, 2012

GROTECH PARTNERS VI, L.P.

By:          Grotech Capital Group VI, LLC
its General Partner

By:                           *
Frank A. Adams
General Partner

GROTECH CAPITAL GROUP VI, LLC

By:                            *
Frank A. Adams
General Partner

                  *
Frank A. Adams

                  *
Joseph R. Zell

* By: /s/ Charles P. Cullen Charles P. Cullen as Attorney-in-Fact
______________________________________________________________________________

This Agreement relating to Amendment No. 1 to Schedule 13G was executed by Charles P. Cullen on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

Page 5 of 6 Pages

CUSIP No. 11133B409	13G

Exhibit 2

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles P. Cullen his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company pursuant to Sections 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of February, 2011.

GROTECH PARTNERS VI, L.P.

By:          Grotech Capital Group VI, LLC
its General Partner

By:          /s/ Frank A. Adams
Frank A. Adams
General Partner

GROTECH CAPITAL GROUP VI, LLC

By:          /s/ Frank A. Adams
Frank A. Adams
General Partner

/s/ Frank A. Adams
Frank A. Adams

/s/ Joseph R. Zell
Joseph R. Zell

Page 6 of 6 Pages